December 18, 2019

Daniel Yong Zhang
Chief Executive Officer
Alibaba Group Holding Ltd
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

       Re: Alibaba Group Holding Ltd
           Form 20-F for the Fiscal Year Ended March 31, 2019
           Form 6-K filed November 13, 2009
           Response Dated December 4, 2019
           File No. 001-36614

Dear Mr. Yong Zhang:

       We have reviewed your December 4, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 5, 2019 letter.

Form 20-F for the Fiscal Year Ended March 31, 2019

Item 18. Financial Statements
Notes to Consolidated Financial Statements
4. Significant restructuring transaction, mergers and acquisitions and investments
(b) Acquisition of Alibaba Pictures Group Limited ("Alibaba Pictures"), page
F-41

1.    We note your response to comment 1 and have the following comments:

           With reference to ASC 810-10-25, please tell us more about the significant financial and operating decisions of Alibaba Pictures that you identified as being made in the ordinary course of business. Tell us which of these decisions are made by Alibaba
 Daniel Yong Zhang
FirstName LastNameDaniel Yong Zhang
Alibaba Group Holding Ltd
Comapany18, 2019
December NameAlibaba Group Holding Ltd
December 18, 2019 Page 2
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FirstName LastName
              Pictures' board of directors and which of these decisions can be put to a shareholder vote to assist us in better understanding your analysis of consolidation and deconsolidation related to Alibaba Pictures.

              Based on your response and the publicly available annual reports of Alibaba Pictures, it appears that directors who are "related" to you did not represent a majority of
              Alibaba Pictures' board of directors or nomination committee in the years immediately before or after the June 2015 deconsolidation. It appears that you did not control Alibaba Pictures' board of directors until your March 2019 re-
              consolidation. With regards to the significant financial and operating decisions made by Alibaba Pictures' board of directors that you identify in response to the bullet point above, such as selecting, terminating, and setting the compensation of management, please provide us with your analysis of whether you controlled these board decisions prior to the June 2015 share placement and whether this control ceased following the
              June 2015 share placement. If you believe you controlled these board decisions prior to the June 2015 share placement but ceased to control them after the share placement, please tell us in reasonable detail if and how there was a substantive change to the governance, management, and oversight of Alibaba Pictures that caused this change in your conclusion regarding your control of board decisions.
              Alternatively, if you believe you did not control these board decisions before or after the June 2015 share placement, tell us in more detail why you believe it was appropriate to consolidate Alibaba Pictures prior to June 2015 despite a lack of control over significant decisions made by the board.

              Please clarify for us why you believe directors of Alibaba Pictures who were appointed and/or nominated by you during the time you controlled and consolidated
              Alibaba Pictures, as well as your former employees, represent individuals "not related to Alibaba Group" during the time you deconsolidated Alibaba Pictures.

              Please also tell us how you considered whether your related party relationship with the Chairman of the board or the board member who is also the CEO should impact your analysis of your control over the significant financial and operating decisions of Alibaba Pictures. Your response appears to indicate that the Chairman of the board and the CEO of Alibaba Pictures were individuals related to you during a significant portion of the time that you accounted for your investment in Alibaba
              Pictures under the equity method.

(c) Acquisitions and integration of Rajax Holding ("Ele.me") and Koubei Holding Limited
("Koubei"), page F-43

2. We note your response to comment 2. You indicate that the shareholders of Ele.me and
         Koubei received common and/or preferred shares of the new holding company immediately after the integration "based on a formula that applied to all shareholders."
 Daniel Yong Zhang
Alibaba Group Holding Ltd
December 18, 2019
Page 3
       Please describe the specific formula used and tell us how the formula was derived. Please confirm whether or not the exchange was conducted to ensure each Ele.me and Koubei shareholder relinquished and received equity with equivalent fair values.
Form 6-K filed November 13, 2019

Exhibit 99.2 - Unaudited Condensed Consolidated Financial Statements for the three months ended September 30, 2018 and 2019 -- Alibaba Group
Note 4. Significant restructuring transaction, equity transactions, mergers and acquisitions and investments
(a) Restructuring of the relationship with Ant Financial and Alipay, page F-17

3. We note that during September 2019 you received a newly-issued 33% equity interest in
       Ant Financial following the satisfaction of the closing conditions of the SAPA. We have the following comments:

           Your disclosure indicates that you account for this interest in Ant Financial using the equity method, you initially recorded this investment at cost, and you also recorded a material RMB 69.2 billion gain in interest and investment income upon completion of the transaction. Please explain to us the nature of this gain and cite the authoritative
           GAAP guidance that supports your accounting treatment.

           We note your statement on page F-18 that you made significant management judgments related to the measurement of the 33% equity interest and the recognition of the gain; please describe to us these significant management judgments.

     You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or
Jennifer
Thompson, Accounting Branch Chief, at (202) 551-3737 with any questions.



                                                             Sincerely,
FirstName LastNameDaniel Yong Zhang
                                                             Division of
Corporation Finance
Comapany NameAlibaba Group Holding Ltd
                                                             Office of Trade &
Services
December 18, 2019 Page 3
cc:       Daniel Fertig
FirstName LastName